Form 40-F/A
period 2012-03-31
Burcon NutraScience Corp
filed 2012-07-12
CIK 1158399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________

FORM 40-F/A

Amendment No. 1

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

[   ] Yes [   ] No

EXPLANATORY NOTE

This Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) to the Annual Report on Form 40-F (the “Original Form 40-F”) of Burcon NutraScience Corporation (the “Registrant”) for the fiscal year ended March 31, 2012 originally filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2012, is being filed to include the signature of the Registrant’s independent auditor, PricewaterhouseCoopers LLP, in the independent auditor’s report dated June 22, 2012, relating to the Registrant’s audited annual consolidated financial statements for the year ended March 31, 2012 and notes thereto, which signature was inadvertently omitted from the Original Form 40-F filed with the SEC.

The Registrant has included in this Amendment No. 1 new certifications of its Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and a new consent from PricewaterhouseCoopers LLP in respect of the abovementioned independent auditor’s report.

Except as set forth above, this Amendment No. 1 does not modify or update the disclosures in the Original Form 40-F. The disclosures in this Amendment No. 1 do not reflect events occurring after the date of the Original Form 40-F. Accordingly, this Amendment No. 1 should be read in conjunction with the Registrant’s other filings made with the SEC subsequent to the filing of the Original Form 40-F, as information in such filings may update or supersede certain information contained in those filings as well as in this Amendment No. 1.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURCON NUTRASCIENCE CORPORATION

“/s/ Allan Yap”
Name: Allan Yap
Title: Chairman and Chief Executive Officer

Date: July 12, 2012

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description

Annual Information

99.1	Annual Information Form of the Registrant for the year ended March 31, 2012*

99.2	Audited Annual Consolidated Financial Statements and notes thereto for the year ended March 31, 2012 presented in accordance with International Financial Reporting Standards together with the report of auditors thereon

99.3	Management’s Discussion and Analysis of the Registrant for the year ended March 31, 2012*

Certifications

99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of PricewaterhouseCoopers LLP

* Previously filed with the Original Form 40-F