Form 40-F
period 2014-03-31
Burcon NutraScience Corp
filed 2014-06-23
CIK 1158399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2014	Commission File Number 001-35289

Burcon NutraScience Corporation
(Exact name of Registrant as specified in its charter)

Yukon Territory	8731	98-0686585
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code Number)	Identification Number)

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

At March 31, 2014, the Registrant had outstanding 31,624,693 common shares.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes                  [   ] No

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

     Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual actions, events or results may differ materially from those described in the forward-looking statements, and there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended including, without limitation, those referred to in the Registrant’s Annual Information Form (incorporated as Exhibit 99.1 to this Annual Report) under the heading “Risk Factors” and in the Registrant’s Management’s Discussion and Analysis of Financial Information (incorporated as Exhibit 99.3 to this Annual Report) under the heading “Risks and Uncertainties”.

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

     Nasdaq Marketplace Rule 5605(d)(3)(D) provides that a listed issuer’s compensation committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser only after taking into account certain independence factors. The Registrant follows applicable Canadian laws with respect to compensation consultants, legal counsel and other advisers to its Nominating and Compensation Committee. The applicable Canadian laws do not require the Registrant to consider potential conflicts of interest on the part of compensation consultants, legal counsel and other advisers, but do require the Registrant to disclose any such conflicts in its management information circular.

DOCUMENTS INCORPORATED BY REFERENCE

     The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report on Form 40-F (“Annual Report”), are incorporated herein by reference.

  Annual Information Form of the Registrant for the year ended March 31, 2014;

  Audited Annual Consolidated Financial Statements of the Registrant for the year ended March 31, 2014 and notes thereto, presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, together with the report of auditors thereon; and

  Management’s Discussion and Analysis of the Registrant for the year ended March 31, 2014.

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

     Management conducted an evaluation of the design and operation of the Registrant’s internal control over financial reporting as of March 31, 2014, based on the criteria set forth in the 1992 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Registrant’s internal control over financial reporting was effective as of March 31, 2014 and no material weaknesses were discovered.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

     The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Registrant’s audit committee is composed of the following directors: J. Douglas Gilpin, David Lorne John Tyrrell and Bradford Allen. The Board of Directors has determined that each of the audit committee members is independent, as that term is defined by the Nasdaq listing standards applicable to the Registrant.

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
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
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

Passive Foreign Investment Company Rules

     If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC for its tax years ended March 31, 2013 and 2014. However, the Company believes that it was classified as a PFIC during certain tax years ending on or prior to March 31, 2012. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for any future tax year depends on the assets and income of the Company over the course of each such tax year, and, as a result, cannot be predicted with certainty as of the date of this document. There can be no assurance that the IRS will not challenge any determination made by the Company concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company.

     In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

     The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Royalties are generally treated as active income if such royalties are derived from licensing property that the licensor has developed, created, or produced, or has acquired and added substantial value to, but only so long as the licensor is regularly engaged in the development, creation or production of, or in the acquisition of and addition of substantial value to, property of such kind.

     If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

     While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

     U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

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

     Receipt of Foreign Currency

     The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Common Shares. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

     Backup Withholding and Information Reporting

     Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table lists as of March 31, 2014 information with respect to the Registrant’s known contractual obligations.

Payments due by period (in thousands of U.S. dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations (1)	144	58	86	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Registrant’s Balance	Nil	Nil	Nil	Nil	Nil

Sheet under the GAAP of the primary financial statements:
Total	144	58	86	Nil	Nil

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

BURCON NUTRASCIENCE CORPORATION

"/s/Allan Yap"
Name: Allan Yap
Title: Chairman and Chief Executive Officer

Date: June 23, 2014

EXHIBIT INDEX

     The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
Annual Information
99.1	Annual Information Form of the Registrant for the year ended March 31, 2014
99.2	Audited Annual Consolidated Financial Statements of the Registrant for the year ended March 31, 2014 and notes thereto, presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, together with the report of auditors thereon
99.3	Management’s Discussion and Analysis of the Registrant for the year ended March 31, 2014

Certifications
99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8	Consent of PricewaterhouseCoopers LLP