Form 40-F
period 2015-03-31
Burcon NutraScience Corp
filed 2015-06-23
CIK 1158399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2015	Commission File Number 001-35289

Burcon NutraScience Corporation
(Exact name of Registrant as specified in its charter)

Yukon Territory	8731	98-0686585
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code Number)	Identification Number)

1946 West Broadway
Vancouver, British Columbia V6J 1Z2
(604) 733-0896
(Address and telephone number of Registrant’s principal executive offices)

DL Services, Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

At March 31, 2015, the Registrant had outstanding 34,144,969 common shares.

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

•	Annual Information Form of the Registrant for the year ended March 31, 2015;

•

Audited Annual Consolidated Financial Statements of the Registrant for the year ended March 31, 2015 and notes thereto, presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, together with the report of auditors thereon; and

•	Management’s Discussion and Analysis of the Registrant for the year ended March 31, 2015.

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

Management conducted an evaluation of the design and operation of the Registrant’s internal control over financial reporting as of March 31, 2015, based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Registrant’s internal control over financial reporting was effective as of March 31, 2015 and no material weaknesses were discovered.

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

AUDIT COMMITTEE INFORMATION, AUDIT FEES, AUDIT RELATED FEES, TAX FEES AND ALL OTHER FEES

The following information is included in the “Audit Committee and Disclosure under National Instrument 52-110” section of the Registrant’s Annual Information Form:

•	Information regarding the Registrant’s Audit Committee, including pre-approval policies and procedures; and
•	Information regarding fees billed by the Registrant’s principal accountants for each of the last two fiscal years.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of March 31, 2015 information with respect to the Registrant’s known contractual obligations.

Payments due by period (in thousands of U.S. dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations (1)	75	52	23	Nil	Nil
Purchase Obligations	32	32	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under the GAAP of the primary financial statements:	Nil	Nil	Nil	Nil	Nil
Total	107	84	23	Nil	Nil

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

BURCON NUTRASCIENCE CORPORATION

“Allan Yap”
Name: Allan Yap
Title: Chairman and Chief Executive Officer

Date: June 23, 2015

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F.

Exhibit	Description

Annual Information

99.1	Annual Information Form of the Registrant for the year ended March 31, 2015

99.2

Audited Annual Consolidated Financial Statements of the Registrant for the year ended March 31, 2015 and notes thereto, presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, together with the report of auditors thereon

99.3	Management’s Discussion and Analysis of the Registrant for the year ended March 31, 2015

Certifications

99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of PricewaterhouseCoopers LLP