Form 20-F
period 2017-03-31
Burcon NutraScience Corp
filed 2017-07-27
CIK 1158399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

37,827,175 Common Shares

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
Yes [   ]         No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated Filer [ ]	Non-accelerated filer [ ]	Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

If "Other: has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [   ]         Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ]         No [X]

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended March 31, 2017 is attached as Exhibit 99.1 to this Annual Report on Form 20-F and is incorporated herein by reference.

Audited Annual Consolidated Financial Statements

The Registrant’s audited annual consolidated financial statements for the fiscal year ended March 31, 2017, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 20-F and are incorporated herein by reference.

Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2017 is attached as Exhibit 99.3 to this Annual Report on Form 20-F and is incorporated herein by reference.

Notice of Annual and Special Meeting and Management Proxy Circular

The Registrant's Notice of Annual and Special Meeting and Management Proxy Circular for the fiscal year ended March 31, 2017 is attached as Exhibit 99.4 to this Annual Report on Form 20-F and is incorporated herein by reference.

Additional Information

An Additional Information document is attached as Exhibit 99.5 to this Annual Report on Form 20-F and is incorporated herein by reference.

Cross Reference to Form 20-F

Item No.		Exhibit	Pages
Part I
Item 1	Identity of Directors, Senior Management and Advisers	N/A	N/A
Item 2	Offer Statistics and Expected Timetable	N/A	N/A
Item 3	Key Information
	A. Selected financial data	99.5	1
	B. Capitalization and indebtedness	N/A	N/A
	C. Reasons for the offer and use of proceeds	N/A	N/A
	D. Risk factors	99.1	51-59
		99.3	23-25
Item 4	Information on the Company
	A. History and development of the company	99.1	Cover page, 5-16
		99.3	3-7
	B. Business overview	99.1	16-51
		99.3	7-10
	C. Organizational structure	99.1	5
		99.2	3
	D. Property, plants and equipment	99.1	28-29, 38-39, 41
		99.2	10
		99.5	2
Item 4A	Unresolved Staff Comments	N/A	N/A
Item 5	Operating and Financial Review and Prospects
	A. Operating results	99.1	5-11
		99.3	7-14, 15-16, 18
	B. Liquidity and capital resources	99.2	1, 22
		99.3	14-18
	C. Research and development, patents and licenses, etc.	99.1	28-29, 35-38
		99.3	10-13
	D. Trend information	99.1	31-35
	E. Off-balance sheet arrangements	99.5	2
	F. Tabular disclosure of contractual obligations	99.5	2
	G. Safe harbor	99.1	1-4
Item 6	Directors, Senior Management and Employees
	A. Directors and senior management	99.1	64-75
		99.4	6-11,18-19
	B. Compensation	99.4	30-41
		99.5	3
	C. Board practices	99.1	64-68, 79-81
		99.4	5-7, 21-22
		99.5	3
	D. Employees	99.1	39
	E. Share Ownership	99.1	64-68
		99.4	6-7,12-14,17,32-33,39-40, Schedule “A”
		99.5	3-4
Item 7	Major Shareholders and Related Party Transactions
	A. Major shareholders	99.4	1-2
		99.5	4
	B. Related party transactions	99.1	75-76
		99.2	18-19
		99.3	19-20
		99.4	41-43
	C. Interests of experts and counsel	N/A	N/A

Item No.		Exhibit	Pages
Item 8	Financial Information
	A. Consolidated Statements and Other Financial Information	99.1	59
		99.2	All
		99.3	All
	B. Significant changes	99.2	24
Item 9	The Offer and Listing
	A. Offer and listing details	99.1	60-62
		99.5	4
	B. Plan of distribution	N/A	N/A
	C. Markets	99.1	5
	D. Selling shareholders	N/A	N/A
	E. Dilution	N/A	N/A
	F. Expenses of the issue	N/A	N/A
Item 10	Additional Information
	A. Share Capital	N/A	N/A
	B. Memorandum and articles of association	99.5	5-7
	C. Material contracts	99.1	76-79
	D. Exchange controls	N/A	N/A
	E. Taxation	99.5	7-13
	F. Dividends and paying agents	N/A	N/A
	G. Statement by experts	N/A	N/A
	H. Documents on display	99.1	81
		99.3	1
		99.4	43
	I. Subsidiary information	N/A	N/A
Item 11	Quantitative and Qualitative Disclosures About Market Risk	99.2	21-23
Item 12	Description of Securities Other than Equity Securities	N/A	N/A

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	N/A	N/A
Item 14	Material Modifications to the Rights of Security Holders and
	Use of Proceeds	N/A	N/A
Item 15	Controls and Procedures	99.3	22
Item 16	[Reserved]
Item 16A.	Audit committee financial expert	99.1	79-80
Item 16B.	Code of Ethics	99.4	20, Schedule “C”
Item 16C.	Principal Accountant Fees and Services	99.1	80-81
Item 16D.	Exemptions from the Listing Standards for Audit Committees	N/A	N/A
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated
	Purchasers	N/A	N/A
Item 16F.	Change in Registrant’s Certifying Accountant	N/A	N/A
Item 16G.	Corporate Governance	99.5	13
Item 16H.	Mine Safety Disclosure	N/A	N/A

Item No.		Exhibit	Pages
Part III
Item 17	Financial Statements	N/A	N/A
Item 18	Financial Statements	99.2	All
Item 19	Exhibits	Exhibit Index	Exhibit Index

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/S/ Allan Yap
Allan Yap
Chairman and Chief Executive Officer

Date: July 21, 2017

EXHIBIT INDEX

1.1	Articles of Incorporation of Burcon Capital Corp., dated November 3, 1998 (filed as Exhibit 1.1 to the annual report on Form 20-F filed on July 27, 2016 and incorporated herein by reference).

1.2

Articles of Amendment of Burcon NutraScience Corporation (f/k/a Burcon Capital Corp.), dated October 18, 1999 (filed as Exhibit 1.2 to the annual report on Form 20-F filed on July 27, 2016 and incorporated herein by reference).

1.3	By-Law No. 1 of Burcon NutraScience Corporation dated November 3, 1998 (filed as Exhibit 1.3 to the annual report on Form 20-F filed on July 27, 2016 and incorporated herein by reference).

1.4	By-Law No. 2 of Burcon NutraScience Corporation (filed as Exhibit 1.4 to the annual report on Form 20-F filed on July 27, 2016 and incorporated herein by reference).

4.1	Standby Commitment Agreement, dated October 24, 2016 (filed as Exhibit 99.1 to Form 6-K on October 24, 2016 and incorporated herein by reference).

4.2	Convertible Note Purchase Agreement, dated April 7, 2016 (filed as Exhibit 99.1 to Form 6-K on April 8, 2016 and incorporated herein by reference).

4.3	Standby Commitment Agreement, dated March 23, 2015 (filed as Exhibit 99.1 to Form 6-K on March 23, 2015 and incorporated herein by reference).

4.4	License and Production Agreement, dated March 4, 2011 (filed as Exhibit 99.37 to Form 40-F on August 31, 2011 and incorporated herein by reference).

8	List of Subsidiaries (see “Intercorporate Relationships” on page 5 of the Annual Information Form for the fiscal year ended March 31, 2017 filed hereto as Exhibit 99.1.)

11

Code of Business Ethics and Conduct (included as Schedule “C” to the Notice of Annual and Special Meeting and Management Proxy Circular for the fiscal year ended March 31, 2017, filed hereto as Exhibit 99.4).

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form for the fiscal year ended March 31, 2017.

99.2	Audited Annual Consolidated Financial Statements for the fiscal year ended March 31, 2017

99.3	Management's Discussion and Analysis for the fiscal year ended March 31, 2017.

99.4	Notice of Annual and Special Meeting and Management Proxy Circular for the fiscal year ended March 31, 2017.

99.5	Additional Information.