Form 20-F/A
period 2017-03-31
Burcon NutraScience Corp
filed 2017-08-15
CIK 1158399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

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
Yes [   ]         No [X]

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to the Annual Report on Form 20-F of Burcon NutraScience Corporation for the fiscal year ended March 31, 2017, filed on July 27, 2017, provides emerging growth company information on the cover page and corrects the signature date on page 6. The omissions & error were due to a technical computer glitch on the side of the third party filer.

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

Date: July 27, 2017

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