Form 40-F/A
period 2021-03-31
Burcon NutraScience Corp
filed 2021-08-11
CIK 1158399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

AMENDMENT NO.1
TO
FORM 40-F/A

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

Burcon NutraScience Corporation (the "Company" or the "Registrant") is filing this Amendment No. 1 (the “Amendment to Form 40-F”) to the Annual Report on Form 40-F (the “Original Form 40-F”) for the fiscal year ended March 31, 2021 for the purpose of amending Exhibit 99.2 “Audited Annual Consolidated Financial Statements of the Registrant for the years ended March 31, 2021 and 2020 and notes thereto, presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, together with the report of auditors thereon” to insert an inadvertently omitted signature of the auditor.

This Amendment to Form 40-F does not reflect any events that have occurred after the Original Form 40-F was filed.

FORWARD LOOKING STATEMENTS

This Amendment to Form 40-F and the Exhibits incorporated by reference into this Amendment to Form 40-F of the Registrant may contain "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements"). All statements other than statements of fact may be deemed to be forward-looking statements, including statements with regard to expected financial performance, strategy and business conditions. The words "believe", "plan", "intend", "estimate", "expect", "anticipate", "continue", or "potential", and similar expressions, as well as future or conditional verbs such as "will", "should", "would", and "could" often identify forward-looking statements. These statements reflect management's beliefs with respect to future events and are based on information available to management as of the respective dates set forth in the Exhibits incorporated by reference into this Amendment to Form 40-F, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believed to be relevant as at the date such statements were made. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Registrant's Annual Information Form for the year ended March 31, 2021, attached hereto as Exhibit 99.1.

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

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, or the portions thereof indicated below, that are filed as Exhibits 99.1, 99.2 and 99.3 to this Amendment to Form 40-F, are incorporated herein by reference.

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

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Amendment to Form 40-F, the Registrant carried out an evaluation, under the supervision of the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Registrant's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Amendment to Form 40-F, the Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the "Commission") rules and forms, and (ii) accumulated and communicated to the Registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Registrant qualifies as an "emerging growth company" under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the "JOBS Act"). Under the JOBS Act, "emerging growth companies" are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company's registered public accounting firm provide an attestation report relating to management's assessment of internal control over financial reporting. The Registrant qualifies as an "emerging growth company" and therefore has not included in, or incorporated by reference into, this Amendment to Form 40-F such an attestation report as of the end of the period covered by this Amendment to Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Amendment to Form 40-F, no changes occurred in the Registrant's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Amendment to Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on March 31, 2021, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2575.

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

CONSENT TO SERVICE OF PROCESS

The Registrant previously filed a Form F-X in connection with the class of securities to which this Amendment to Form 40-F relates.

Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

Burcon NutraScience Corporation

	By:	/s/ Johann F. Tergesen
Name: Johann F. Tergesen
Date: August 11, 2021		Title: President & CEO

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Amendment to Form 40-F:

Exhibit	Description

Annual Information

99.1*	Annual Information Form of the Registrant for the year ended March 31, 2021

99.2	Audited Annual Consolidated Financial Statements of the Registrant for the years ended March 31, 2021 and 2020 and notes thereto, presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, together with the report of auditors thereon

99.3*	Management's Discussion and Analysis of the Registrant for the years ended March 31, 2021 and 2020

Certifications

99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of PricewaterhouseCoopers LLP

XBRL

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*Previously filed.