Form 20-F
period 2022-03-31
Burcon NutraScience Corp
filed 2022-08-01
CIK 1158399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OFTHE SECURITIES EXCHANGE ACT OF 1934

OR

[x]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ...................................................

For the transition period from .................................... to ....................................

Commission file number 001-35289

Burcon NutraScience Corporation

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1946 West Broadway

Vancouver, British Columbia, Canada V6J 1Z2

(Address of principal executive offices)

Jade Cheng,

Telephone: (604) 733-0896

Facsimile: (604) 733-8821

1946 West Broadway

Vancouver, British Columbia, Canada V6J 1Z2

(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, no par value	BRCN	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or stock as of the closing of the period covered by the annual report:

108,728,742 Common shares

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[  ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[  ] Yes [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

[X] Yes [  ] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

[X] Yes [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, and/or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

U.S. GAAP [  ]

International Financial Reporting Standards as issued by the International Accounting Standards Board [X]

Other [  ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17 [  ] Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[  ] Yes [X] No

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED

FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Annual Information Form

The Registrant's Annual Information Form for the fiscal year ended March 31, 2022 is attached as Exhibit 99.1 to this Annual Report on Form 20-F and is incorporated herein by reference.

Audited Annual Consolidated Financial Statements

The Registrant's audited annual consolidated financial statements for the fiscal year ended March 31, 2022, including the report of the independent registered public accounting firm (PCAOB #271) with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 20-F and are incorporated herein by reference.

We have determined that our equity method investment in Merit Functional Foods Corporation (“Merit”), which is not consolidated in our financial statements, was significant under the income test of Rule 1-02(w) of Regulation S-X in relation to our consolidated financial results for the year ended March 31, 2022.  The consolidated financial statements of Merit as of and for the year ended December 31, 2021 as required under by Rule 3-09 of Regulation S-X (“Rule 3-09”) have not been presented as they cannot be provided without unreasonable effort or expense.

We requested that the staff of the U.S. Securities and Exchange Commission (the “SEC”) grant relief from the financial statement filing requirements of Rule 3-09 pursuant to Section 2430 of the Division of Corporation Finance Financial Reporting Manual, with respect to our investment in Merit. The SEC has not granted our company’s waiver request and, as a result, our company was required to file with the SEC separate audited financial statements for Merit. However, it has been impracticable for our company to comply with this requirement, because  the audit of Merit’s financial statements was completed in accordance with Canadian generally accepted auditing standards and do not meet the requirements for filing with the Form 20-F annual report.  We do not have the contractual right to re-audit the Merit financial statements in accordance with United States generally accepted auditing standards. We believe that Merit’s financial statements would not provide additional material information to investors. However, we cannot assure you that that the SEC will not take actions against our company relating to our non-compliance, and, among other matters, we may be delisted from Nasdaq due to failure to file Merit’s financial statements with the Form 20-F, or in the event of a capital raise, our company may be temporarily unable to have a registration statement for a public offering of securities in the United States declared effective by the SEC.  For more information, see Exhibit 99.5 Item 3.D. Key Information —Risk Factors—Our inability to provide audited financial statements for Merit in accordance with Rule 3-09 may result in enforcement actions by the SEC or may, among other matters, cause us to be unable to complete a public offering in the United States.” For more information on Merit, see notes 2 and 7 to our audited annual consolidated financial statements included in this annual report.

Management's Discussion and Analysis

The Registrant's Management's Discussion and Analysis for the fiscal year ended March 31, 2022 is attached as Exhibit 99.3 to this Annual Report on Form 20-F and is incorporated herein by reference.

Notice of Annual Meeting and Management Proxy Circular

The Registrant's Notice of Annual Meeting and Management Proxy Circular for the fiscal year ended March 31, 2022 is attached as Exhibit 99.4 to this Annual Report on Form 20-F and is incorporated herein by reference.

Additional Information

An Additional Information document is attached as Exhibit 99.5 to this Annual Report on Form 20-F and is incorporated herein by reference.

Cross Reference to Form 20-F

Item No.		Exhibit	Pages
Part I
Item 1	Identity of Directors, Senior Management and Advisers	N/A	N/A
Item 2	Offer Statistics and Expected Timetable	N/A	N/A
Item 3	Key Information
	A. [Reserved]	N/A	N/A
	B. Capitalization and indebtedness	N/A	N/A
	C. Reasons for the offer and use of proceeds	N/A	N/A
	D. Risk factors	99.1	51-59
		99.3	30-32
		99.5	1
Item 4	Information on the Company
	A. History and development of the company	99.1	Cover page, 5-20, 91

		99.3	4
	B. Business overview	99.1	16-51
		99.3	4-17
	C. Organizational structure	99.1	5
		99.2	2
	D. Property, plants and equipment	99.1	32, 37-38, 41-42
		99.2	11
		99.5	1
Item 4A	Unresolved Staff Comments	N/A	N/A
Item 5	Operating and Financial Review and Prospects
	A. Operating results	99.1	5-16
		99.3	19-22
	B. Liquidity and capital resources	99.2	30
		99.3	22-23
	C. Research and development, patents and licenses, etc.	99.1	32, 34-37
		99.3	20-21
	D. Trend information	99.1	38-41
	E. Critical Accounting Estimates	99.2	4.5
		99.3	27-28

Item 6	Directors, Senior Management and Employees
	A. Directors and senior management	99.1	64-77
		99.3	12
		99.4	5-10,19
	B. Compensation	99.4	34-47
	C. Board practices	99.1	64-69, 89-91, Schedule "A"
		99.4	5-7, 24-27

	D. Employees	99.1	38
	E. Share Ownership	99.1	64-69
		99.4	6-7,13-18, 29-32, 34-38, 44-47
Item 7	Major Shareholders and Related Party Transactions
	A. Major shareholders	99.4	1,6, 44-47
		99.5	1
	B. Related party transactions	99.1	6-7, 14, 76-77, 78
		99.2	25-26
		99.3	26-27
		99.4	48
	C. Interests of experts and counsel	N/A	N/A

Item No.		Exhibit	Pages
Item 8	Financial Information
	A. Consolidated Statements and Other Financial Information	99.1	60
		99.2	All
		99.3	All
	B. Significant changes	99.2	32-33
Item 9	The Offer and Listing
	A. Offer and listing details	99.1	6, 60

	B. Plan of distribution	N/A	N/A
	C. Markets	99.1	6, 60
	D. Selling shareholders	N/A	N/A
	E. Dilution	N/A	N/A
	F. Expenses of the issue	N/A	N/A
Item 10	Additional Information
	A. Share Capital	N/A	N/A
	B. Memorandum and articles of association	99.5	2-6
	C. Material contracts	99.1	78-89
	D. Exchange controls	N/A	N/A
	E. Taxation	99.5	6-13
	F. Dividends and paying agents	N/A	N/A
	G. Statement by experts	N/A	N/A
	H. Documents on display	99.1	91
		99.3	1
		99.4	48
	I. Subsidiary information	N/A	N/A
	J. Annual Report to Security Holders
Item 11	Quantitative and Qualitative Disclosures About Market Risk	99.2	29-31
		99.3	23-25
Item 12	Description of Securities Other than Equity Securities	N/A	N/A

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	N/A	N/A
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A	N/A
Item 15	Controls and Procedures	99.3	29-30
		99.5	13-14

Item 16	[Reserved]
Item 16A.	Audit committee financial expert	99.1	89-90
Item 16B.	Code of Ethics	99.4	21, Schedule "B"
Item 16C.	Principal Accountant Fees and Services	99.1	89-91
Item 16D.	Exemptions from the Listing Standards for Audit Committees	N/A	N/A
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	N/A	N/A
Item 16F.	Change in Registrant's Certifying Accountant	N/A	N/A
Item 16G.	Corporate Governance	99.5	14
Item 16H.	Mine Safety Disclosure	N/A	N/A
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	N/A	N/A

Item No.		Exhibit	Pages
Part III
Item 17	Financial Statements	N/A	N/A
Item 18	Financial Statements	99.2	All
See “Audited Annual Consolidated Financial Statements” on page 1 hereof
Item 19	Exhibits	Exhibit Index	Exhibit Index

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

BURCON NUTRASCIENCE CORPORATION

Date: August 1, 2022	By:	/s/ Peter H. Kappel
Name: Peter H. Kappel
Title: Interim Chief Executive Officer

EXHIBIT INDEX

1.1	Articles of Incorporation of Burcon NutraScience Corporation, dated September 25, 2020 (filed as Exhibit 99.48 to the registration statement on Form 40-F filed on May 17, 2021 and incorporated herein by reference).

2.1	Description of Securities

4.1	Repayable Contribution Agreement dated effective February 24, 2020 for the Agriinnovate Program dated between Her Majesty the Queen in Right of Canada, Merit Functional Foods Corporation, 11410083 Canada Ltd., Burcon NutraScience Holdings Corp., RBT Holdco Ltd. and 10039406 Manitoba Ltd. (filed as Exhibit 99.24 to the registration statement on Form 40-F filed on May 17, 2021 and incorporated herein by reference).

4.2	Termination of License and Production Agreement dated August 7, 2020 between Burcon NutraScience Corporation and Burcon NutraScience (MB) Corp. and Archer-Daniels-Midland Company (filed as Exhibit 99.25 to the registration statement on Form 40-F filed on May 17, 2021 and incorporated herein by reference).

4.3	Amended and Restated Unanimous Shareholders Agreement dated August 27, 2020 among Burcon NutraScience Holdings Corp., Tirem Holdings Inc., Merit Functional Foods Corporation and Tirem Holdings Limited Partnership, by its general partner Tirem Holdings GP Inc., Burcon NutraScience Corporation (filed as Exhibit 99.29 to the registration statement on Form 40-F filed on May 17, 2021 and incorporated herein by reference).

4.4	Amended and Restated License and Production Agreement dated August 27, 2020 between Burcon NutraScience Corporation, Burcon NutraScience (MB) Corp. and Merit Functional Foods Corporation (filed as Exhibit 99.30 to the registration statement on Form 40-F filed on May 17, 2021 and incorporated herein by reference).

4.5	Reciprocal Indemnity Agreement dated October 8, 2021 among Burcon NutraScience Holdings Corp. and certain shareholders of RBT Holdco Ltd. and 10039406 Manitoba Ltd. (filed as Exhibit 99.1 to the Form 6-K filed on June 27, 2022 and incorporated herein by reference).

4.6	Amended and Restated Reciprocal Indemnity Agreement dated January 12, 2022 among Burcon NutraScience Holdings Corp. and certain shareholders of RBT Holdco Ltd. and 10039406 Manitoba Ltd. (filed as Exhibit 99.2 to the Form 6-K filed on June 27, 2022 and incorporated herein by reference).

4.7	Senior Secured Loan Agreement dated June 20, 2022 between Burcon NutraScience Corporation and Large Scale Investments Limited (filed as Exhibit 99.2 to the Form 6-K filed on June 29, 2022 and incorporated herein by reference).

8	List of Subsidiaries (see "Intercorporate Relationships" on page 5 of the Annual Information Form for the fiscal year ended March 31, 2022 filed hereto as Exhibit 99.1.)

11	Code of Business Ethics and Conduct (included as Schedule "B" to the Notice of Annual Meeting and Management Proxy Circular for the fiscal year ended March 31, 2022, filed hereto as Exhibit 99.4).

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form for the fiscal year ended March 31, 2022.

99.2	Audited Annual Consolidated Financial Statements for the fiscal year ended March 31, 2022.

99.3	Management's Discussion and Analysis for the fiscal year ended March 31, 2022.

99.4	Notice of Annual Meeting and Management Proxy Circular for the fiscal year ended March 31, 2022.

99.5	Additional Information.

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).